Exhibit 12.1

COUNTRYWIDE FINANCIAL CORPORATION AND SUBSIDIARIES

EXHIBIT 12.1—COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of the Company for the quarters ended March 31, 2006 and 2005, the years ended December 31, 2005, 2004, 2003, 2002, and the ten-month period ended December 31, 2001, computed by dividing net fixed charges (interest expense on all debt plus the interest element (one-third) of operating leases) into earnings (earnings before income taxes and fixed charges).

	Quarters Ended March 31,		Years Ended December 31,				Ten Months Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(dollar amounts in thousands)
Net earnings	$683,511	$688,852	$2,528,090	$2,197,574	$2,372,950	$841,779	$486,006
Income tax expense	435,852	460,145	1,619,676	1,398,299	1,472,822	501,244	302,613
Interest expense	1,899,323	995,937	5,616,425	2,608,338	1,940,207	1,461,066	1,474,719
Interest portion of rental expense	17,749	14,197	62,104	53,562	36,565	26,671	16,201
Earnings available to cover fixed charges	$3,036,435	$2,159,131	$9,826,295	$6,257,773	$5,822,544	$2,830,760	$2,279,539
Fixed charges:
Interest expense	$1,899,323	$995,937	$5,616,425	$2,608,338	$1,940,207	$1,461,066	$1,474,719
Interest portion of rental expense	17,749	14,197	62,104	53,562	36,565	26,671	16,201
Total fixed charges	$1,917,072	$1,010,134	$5,678,529	$2,661,900	$1,976,772	$1,487,737	$1,490,920
Ratio of earnings to fixed charges	1.58	2.14	1.73	2.35	2.95	1.90	1.53